FILE NO. 082-03311

(Translation)

September 29, 2006

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Masato HashikawaKazuhisa Shibata,
General Manager of Public Relations Department
(Tel: 03 - 3572 - 5111)

Carsten Fischer, President of P&G Professional Care, to Join Shiseido as Corporate Advisor

Effective from October 1*, 2006, Carsten Fischer, currently President of the Professional Care business at Proctor & Gamble (""P&G""; Headquarters: Cincinnati, Ohio), will join Shiseido as a Corporate Advisor.

Mr. Fischer, previously President of Wella Japan Co., Ltd. and Executive Vice-President for the Asia-Pacific region at the Wella Group, has a strong proven track record of engineering outstanding growth both in Japan and the Asian region. He joined P&G following its acquisition of the Wella Group in 2004 as President of its Professional Care business, and is highly recognized within the industry as an established leader with a talent for crafting and implementing global strategies. He has also demonstrated great leadership in successfully integrating the Wella hair care business into the P&G organization.

With Shiseido''s overseas sales currently generating approximately 30% of consolidated group sales, the acceleration of its globalization initiatives have further become one of its key business strategies. Shiseido is aiming to reinforce an organizational structure in which brands and capable personnel would be able to stretch beyond boundaries in better optimizing its businesses resources. Given Mr. Fischer's impressive achievements in leading global companies, he brings to Shiseido a distinguished management know-how with business and organization building ability, which will serve as key assets in achieving Shiseido''s objectives.

In his new role as Corporate Advisor at Shiseido, Mr. Fischer will be involved in the international businesses.

(* Mr. Fischer is expected to be officially assigned as Corporate Advisor in mid-October due to matters related to obtaining a visa.)

Profile

September 7, 1962	Born in Hamburg, Germany

Education

1986 to 1990	B.A., Marketing and Controlling, Hamburg University of Economics and Politics
1990 to 1992	Scholarship in Japan; studied Japanese and completed internships at respective Japanese companies.

Professional Experience

1979 to 1986	Hans Schwarzkopf GmbH (Hamburg)
1992 to 1995	Hans Schwarzkopf GmbH (Hamburg)
1995 to 1998	President and C.E.O. of Schwarzkopf & Henkel K.K.
1998 to 2004	President and C.E.O. of Wella Japan Co., Ltd. Executive Vice-President, America/Asia-Pacific and Global Marketing at Wella AG corporate headquarters
2004	President, Professional Care business at Proctor & Gamble

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